Exhibit 99.1

SCHEDULE 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

481 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

April 11, 2023

3.	News Release

A news release, in French and English versions, was issued on April 11, 2023, through Business Wire and filed on SEDAR and EDGAR.

4.	Summary of Material Change

The Corporation announced US$22 million financing.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The Corporation announced that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets and Cormark Securities Inc., pursuant to which the Underwriters have agreed to buy on a bought-deal basis 4,850,000 common shares of the Corporation (the “Common Shares”), at a price of US$4.55 per Common Share, for aggregate gross proceeds of approximately US$22 million (the “Offering”). The Corporation has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares offered under the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

The Corporation also announced that, shortly following the closing of the Offering, it may complete a non-brokered private placement of a maximum of 2,938,753 Common Shares on the same terms as the Offering (the “Private Placement”), in order to allow some shareholders of the Corporation to exercise their preemptive rights. Moreover, those shareholders that participate in the Private Placement have the option to purchase a maximum of 440,814 additional Common Shares in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option) (the “Private Placement Option”). The Private Placement would be made pursuant to exemptions from Canadian prospectus requirements and the Common Shares issued pursuant thereto would be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placement under applicable Canadian securities legislation. The Private Placement and the Private Placement Option are expected to close within 45 days following the filing of the final version of the Prospectus Supplement (as defined below) prepared in connection with the Offering, and would be subject to the Corporation receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange (“TSXV”) and the New York Stock Exchange (“NYSE”). Closing of the Offering is not conditional upon closing of the Private Placement; however, closing of the Private Placement is conditional upon closing of the Offering. There can be no assurance that the Private Placement will close as contemplated or at all.

The net proceeds of the Offering and of the Private Placement, as the case may be, will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

The Offering closed on April 17, 2023, and is subject to NMG receiving all necessary regulatory approvals and the approval of the TSXV and the NYSE.

The Common Shares offered under the Offering are offered in all provinces of Canada (excluding the territories) pursuant to a short form base shelf prospectus as accompanied by a prospectus supplement and are offered in the United States pursuant to a supplement to the Corporation’s registration statement on Form F-10 registering the Common Shares under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada (the “MJDS”). The Common Shares offered under the Offering may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

In connection with the Offering, the Corporation has filed a preliminary prospectus supplement and a final prospectus supplement (together, the “Prospectus Supplement”) to the Corporation’s existing base shelf prospectus dated May 19, 2021, as amended by the Amendment No. 1 dated January 19, 2022, filed in Canada (the “Base Shelf Prospectus”) and the Corporation's United States registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act, pursuant to the MJDS. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important information about the Corporation and the Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the documents incorporated by reference therein before making an investment decision. In Canada, the Prospectus Supplement (together with the related Base Shelf Prospectus) are available on SEDAR at www.sedar.com. In the United States, the Prospectus Supplement (together with the Registration Statement) are available on the SEC’s website at www.sec.gov. Alternatively, the Corporation, any Underwriter, or any dealer participating in the Offering will arrange to send you the prospectus or you may request it, in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp. at to 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

This material change report does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this material change report have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

The securities to be offered under the Private Placement have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy securities that may be offered under the Private Placement in the United States or to, or for the account or benefit of, U.S. persons, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon
Vice President – Legal Affairs and Secretary
Telephone: (450) 757-8905

9.	Date of Report

April 20, 2023